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April 26, 2016	Brendon H. Caione T. (212) 841-8875 F. (646) 728-6203 brendon.caione@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Samantha Brutlag

Re:	Ashmore Funds

File Nos. 333-169226; 811-22468

Dear Ms. Brutlag:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 30 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which you provided via telephone on March 28, 2016. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on February 12, 2016, to register Class A, Class C and Institutional Class shares of the Ashmore Emerging Markets Growth Fund, a new series of the Trust (the “Fund”). Summaries of the Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Trust’s Registration Statement, which will be filed on or about April 27, 2016 pursuant to Rule 485(b) under the Securities Act. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Registration Statement.

In connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

Prospectus

1.	Comment: Please confirm supplementally that the contractual expense limitation agreement disclosed in the Registration Statement will remain in effect for at least one year following the effective date of the Prospectus.

Response: The Trust confirms that the expense limitation agreement will be in place for at least one year from the effective date of the Prospectus unless terminated earlier by the Funds’ Board of Trustees.

2.	Comment: Please confirm supplementally that the Trust will provide updated fee tables and expense examples to the Staff prior to effectiveness of the Registration Statement.

Response: The Trust confirms that it will provide updated fee tables and expense examples to the Staff prior to effectiveness of the Registration Statement.

3.	Comment: The “Principal Investment Strategies” section of the Prospectus includes disclosures related to the Fund’s use in derivatives. Please consult the SEC Letter to the Investment Company Institute dated July 30, 2010 and consider whether the disclosures in the Prospectus regarding the Fund’s use of derivatives conforms with the guidance therein.

Response: The Trust has reviewed the existing disclosures in the Prospectus regarding the Fund’s use of derivatives and believes that the disclosures conform to the referenced guidance.

4.	Comment: The Staff believes that the notional value of derivative positions should not be considered when determining a registered investment company’s compliance with any policies adopted in accordance with Rule 35d-1 (an “80% Policy”). Please state how the Fund intends to value derivative positions for purposes of the Fund’s 80% Policy.

Response: The Fund will include derivatives exposures for purposes of determining compliance with the Fund’s 80% test if and to the extent they provide, in the manager’s judgment, investment exposures comparable to those that would be provided by cash-market investments that would be appropriate to meet the test. Although the Fund does not presently use the notional values of derivatives for purposes of the Fund’s 80% test, the Fund reserves the right to do so in the future in appropriate circumstances.

5.	Comment: “IPO Risk” is listed as a principal risk of the Fund. If this is the case, please include investments in IPOs among the Principal Investment Strategies of the Fund in the Prospectus.

Response: The Trust confirms that IPO Risk is a principal risk of the Fund and directs the Staff’s attention to the second paragraph of the “Principal Investment Strategies” section of the Fund’s Prospectus, which states (see underlined text):

The Fund may invest in equity securities and equity-related investments of all types and denominated in any currency, including voting and non-voting common stock, common stock issued to special shareholder classes, preferred stock, depositary receipts, including global and American depositary receipts, warrants, securities convertible into equity securities, other equity-related investments whose returns vary on the basis of the issuer’s profitability (e.g., participation notes), as well as securities of other investment companies, including exchange-traded funds (“ETFs”) and other pooled vehicles. The Fund may invest through investment funds, pooled accounts or other investment vehicles designed to permit investments in a portfolio of equity securities listed in a particular Emerging Market Country or region, particularly in the case of countries in which such an investment vehicle is the exclusive or main vehicle for foreign portfolio investment. The Fund’s investments may include securities of companies that are in the process of being privatized by a government and securities of companies that are traded in unregulated over-the-counter markets or other types of unlisted securities markets. The Fund may invest in initial public offerings.

6.	Comment: Please confirm supplementally that the Trust will provide information regarding the Fund’s portfolio manager, including the date of his commencement of service, in the Registration Statement.

Response: The Trust hereby confirms that disclosure regarding the Fund’s portfolio manager will be included in the amendment to the Registration Statement that takes effect with respect to the Fund.

7.	Comment: The “Principal Investment Strategies” section in the body of the Fund’s Prospectus describes the effect and costs of active and frequent trading of the Fund’s portfolio securities to achieve the Fund’s investment objective. Please consider including similar disclosure in the “Principal Investment Strategies” section of the “Summary Information About the Fund” section of the Prospectus.

Response: The Trust has reviewed its existing disclosure and respectfully submits that the existing disclosure conforms to the requirements of Items 4(a) and 9(b) of Form N-1A. We note that the “Summary Information About the Fund” section of the Prospectus includes a separate section entitled “Portfolio Turnover” which includes similar information. Accordingly, the Trust respectfully declines to make any changes to the disclosure in response to this comment.

8.	Comment: In the section “Management of the Funds—Expense Limitations and Waivers,” please remove the sentence “After that date, the contractual agreement will be automatically extended for one year periods unless the Investment Manager provides written notice of its intention to terminate the contractual arrangement at least thirty (30) days prior to the end of a one year period.” The Staff notes that this sentence is not required by Form N-1A and requests that it either be deleted or moved to the Statement of Additional Information.

Response: In response to this comment, the Trust will delete the indicated sentence.

Statement of Additional Information

9.	Comment: Please confirm supplementally that the contractual expense limitation agreement disclosed in the Registration Statement will remain in effect for at least one year following the effective date of the Registration Statement.

Response: The Trust confirms that the expense limitation agreement will be in place for at least one year from the effective date of the Registration Statement unless terminated earlier by the Funds’ Board of Trustees.

10.	Comment: In the section “Financial Statements,” please clarify that the audited financial statements for the Ashmore Emerging Markets Opportunities Fund and the Fund are not available because these funds had not commenced operations as of the fiscal year ended October 31, 2015.

Response: In response to this comment, the Trust has revised the noted disclosure as follows (see underlined text):

The audited financial statements of the Funds (except for Ashmore Emerging Markets Opportunities Fund and Ashmore Emerging Markets Growth Fund), including notes thereto, and related report of [ ], an independent registered public accounting firm, contained in the annual report to such Funds’ shareholders for the fiscal year ended October 31, 2015 (the “Annual Report”) are hereby incorporated herein by reference. Audited financial statements are not included for Ashmore Emerging Markets Opportunities Fund and Ashmore Emerging Markets Growth Fund because these funds had not commenced operations as of the fiscal year ended October 31, 2015. Copies of the Funds’ annual and semi-annual reports to shareholders may be obtained upon request and without charge by calling the Funds at 866-876-8294.

* * * * *

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (212) 841-8875 or, if I am unavailable, David Sullivan at (617) 951-7362 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Brendon Caione
Brendon Caione

cc:	Paul Robinson, Ashmore Investment Management Limited

Brian Rowe, Ashmore Equities Investment Management (US) LLC

David Sullivan, Ropes & Gray LLP